National Instrument 44-101
Short Form Prospectus Distributions
Notice Declaring Intention
to be Qualified under
National Instrument 44-101
Short Form Prospectus Distributions
(“NI 44-101”)

April 17, 2008

To:          British Columbia Securities Commission, as principal notice regulator
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

MAG SILVER CORP.

Per:       /s/ “Frank Hallam”
     Frank Hallam
             Chief Financial Officer